E-Home Household Service Holdings Ltd.

Floor 9, Building 14, HaixiBaiyue Town

No. 14 Duyuan Road, Luozhou Town

Cangshan District, Fuzhou City 350001

People’s Republic of China

February 17, 2022

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Stacey Peikin

Re:	E-Home Household Service Holdings Ltd.

Amendment No. 3 to Registration Statement on Form F-3

Filed December 23, 2021

File No. 333-259464

Ladies and Gentlemen:

We hereby submit the responses of E-Home Household Service Holdings Ltd. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated January 26, 2022, providing the Staff’s comments with respect to the above-referenced Company’s Registration Statement on Form F-3 (as amended, the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its Amendment No. 4 to the Registration Statement (the “Amendment No. 4”) via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 3 to Registration Statement on Form F-3 Filed December 23, 2021

Cover Page

1.	Clearly disclose how you will refer to the holding company and its subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary. For example, disclose, if true, that your subsidiaries and conduct operations in China and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Response: We note the Staff’s comment, and in response thereto, advise the Staff that we revised our disclosures to reflect that “E-Home” refers to E-Home Household Service Holdings Limited, a Cayman Islands holding company, with no operations of its own, and references to “we,” “us,” “the Company,” “our company,” or “our” in the prospectus are to E-Home and its subsidiaries, including E-Home (Pingtan) Home Service Co., Ltd., Fuzhou Bangchang Technology Co. Ltd., Fuzhou Yongheng Xin Electric Co., Ltd., Fujian Happiness Yijia Family Service Co., Ltd., and Yaxing Human Resource Management (Pingtan) Co., Ltd., as a whole, unless otherwise indicated by the context.

In addition, when we described business operations in China, we made it clear that our PRC subsidiaries, rather than E-Home, are conducting operations there. We also disclosed clearly that investors are purchasing securities of E-Home, the Cayman Islands holding company.

U.S. Securities and Exchange Commission

February 17, 2022

2.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: We note the Staff’s comment, and in response thereto, advise the Staff that we provided prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Such disclosures include, for example, “[t]he Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities.”

We disclosed that “[r]ecently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement.” However, “[w]e do not believe that our PRC subsidiaries are directly subject to these regulatory actions or statements, as our PRC subsidiaries have not carried out any monopolistic behavior and the business of our PRC subsidiaries does not involve the collection of user data or implicate cybersecurity. We also have dissolved the variable interest entity structure as the business of our PRC subsidiaries does not involve any type of restricted industry.”

We also disclosed that our auditor, TPS Thayer, LLC, headquartered in Sugar Land, Texas is not subject to PCAOB December 16, 2021 determinations and the audit workpapers of the Company, including its PRC subsidiaries are completed and retained in the United States and available for the PCAOB’s inspection. Notwithstanding, “[i]f the PCAOB determines that it cannot inspect or investigate completely our auditor in the future, [investors] may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities may be prohibited under the HFCAA.” This risk was also disclosed prominently in the prospectus summary under the caption “Risk Factors Summary” on page 2.

3.	We note your disclosure in response to comment 2. Please the discussion to provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and/or to investors, and quantify the amounts where applicable. Provide cross-references to the consolidated financial statements.

Response: We note the Staff’s comment, and in response thereto, advise the Staff that we provided a detailed five-bullet point description of how cash is transferred through our organization on the cover page. We also stated that “[w]e intend to retain most, if not all, of our available funds and any future earnings after this offering to the development and growth of our business in China. We do not expect to pay dividends in the foreseeable future.”

In addition, we disclosed that, as of the date of the prospectus, “neither [the holding company] nor any of its subsidiaries have paid dividends or made distributions to U.S. investors.” In addition, in regard to the net proceeds from our initial public offering in May 2021 in the amount of approximately $21.66 million and the net proceeds from the sale of a convertible note in the principal of 5,275,000 in December 2021, as of December 31, 2021, approximately $11.31 million had been transferred to our WFOE, E-Home Pingtan through E-Home HK, and separately, approximately $4.70 million had been sent to E-Home HK; E-Home, the holding company, had kept the remaining approximately $10.60 million in its own account. Other than the foregoing, we have not raised funds from investors so far, nor have transferred any other funds to our subsidiaries.

U.S. Securities and Exchange Commission

February 17, 2022

We provided cross-references to the consolidated financial statements incorporated into the prospectus on the cover page.

Prospectus Summary, page 1

4.	Revise to disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your subsidiaries’ operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: We note the Staff’s comment, and in response thereto, advise the Staff that we disclosed that “none of our PRC subsidiaries is required to obtain additional licenses or permits beyond a regular business license for their operations” and “[e]ach of our PRC subsidiaries has obtained a valid business license for its respective business scope” from the local branch of the State Administration for Market Regulation (“SAMR”) on page 4 under the “Prospectus Summary—Regulatory Permissions and Developments—Permissions to Operate Our Business.” We also stated affirmatively that we or our subsidiaries are not covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve our subsidiaries’ operations.

In addition, we divided the “Regulatory Permissions and Developments” section in the prospectus summary into three subsections: (i) Permissions to Operate Our Business; (ii) Permissions to Issue Our Securities to Foreign Investors; and (iii) Cybersecurity Review. In such subsections, we disclosed that E-Home or the PRC subsidiaries are not required to obtain permissions from any PRC authorities to issue our securities to foreign investors under the PRC laws and regulations currently in effect, and nor have received or were denied such permissions by any PRC authorities.

We also disclosed on page 5 under the subsection “Permissions to Issue Our Securities to Foreign Investors” that if we or our subsidiaries inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we may not be able to proceed with this offering and may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies, which could have a material adverse effect on our business and financial condition as well as our ability to offer or continue to offer securities to investors or cause our securities to significantly decline in value or become worthless.

U.S. Securities and Exchange Commission

February 17, 2022

5.	Expand the discussion on page 4 to provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and the direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries , to the parent company and U.S. investors.

Response: We note the Staff’s comment, and in response thereto, advise the Staff that we expanded our discussion beginning on page 6 to clearly and quantitively present how cash has been transferred through our organization.

We provided detailed narrative disclosures on the cash flows between the holding company and its subsidiaries. There are no transfers of assets other than cash between the holding company and its subsidiaries. We stated that “there have not been any dividends or other distributions from our Chinese subsidiaries to our subsidiary located outside of mainland China, namely E-Home HK, or the Cayman Islands holding company, E-Home.” In addition, we disclosed that “As a result of E-Home’s initial public offering (“IPO”) closed in May 2021, E-Home received net proceeds of approximately $21.66 million. On December 20, 2021, E-Home issued an unsecured convertible promissory note to an institutional investor in the principal amount of $5,275,000, before deducting issue discount, investor’s legal and other transaction costs and placement agent fees (the “Convertible Note”). As of December 31, 2021, with respect to the net proceeds from the IPO and the Convertible Note, E-Home, the Cayman Islands holding company, had transferred approximately $11.31 million to its WFOE E-Home Pingtan through E-Home HK and separately sent approximately $4.70 million to E-Home HK; E-Home had kept the remaining approximately $10.60 million in its own account.”

We also provided disclosure on the tax consequences for making dividends or distributions to E-Home or U.S. Investors. “Subject to the passive foreign investment company rules, the gross amount of any distribution that we make to investors with respect to our securities (including any amounts withheld to reflect PRC withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles.” In addition, our PRC subsidiaries will pay dividends to the Cayman Islands holding company through our Hong Kong subsidiary, which dividends will be subject to a 5% withholding tax if the tax agreement between Mainland China and the Hong Kong Special Administrative Region applies.

We also described the restrictions and limitations on our ability to distribute earnings from the Company, including our subsidiaries, to the parent company and U.S. investors, including foreign exchange restrictions, under the heading “Prospectus Summary—Transfer of Cash Through Our Organization—Restrictions on Our Ability to Transfer Cash Out of China and to U.S. Investor” section on page 7.

6.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Response: We note the Staff’s comment, and in response thereto, advise the Staff that on page 3, we disclosed prominently that trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely our auditor, and that as a result the Nasdaq may determine to delist our securities. We disclosed our auditor, TPS Thayer, LLC, a U.S. PCAOB registered firm, is not subject to the determinations announced by the PCAOB on December 16, 2021. In addition, the audit workpapers of the Company, including its PRC subsidiaries are retained in the United States and available for the PCAOB’s inspection.

U.S. Securities and Exchange Commission

February 17, 2022

Risk Factors

Risks Related to Doing Business in China

The Chinese government may intervene or influence our PRC subsidiaries’ operations, page 5

7.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Specifically, clarify that the value of the securities you are registering rather than just your Ordinary Shares may significantly decline or become worthless.

Response: We note the Staff’s comment, and in response thereto, advise the Staff that we highlighted these risks in the following two risk factors, “The Chinese government exerts significant oversight and discretion over the conduct of our business. The Chinese government may intervene or influence our PRC subsidiaries’ operations at any time, which could result in a material change in our PRC subsidiaries’ operations and in the value of the securities being registered hereby” and “Recent statements by the Chinese government indicate an intent to exert more oversight and more control over offerings conducted overseas and/or foreign investment in China-based issuers. Any such actions by the Chinese government could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of the securities being registered hereby to significantly decline or be worthless” immediately following the heading “Risks Related to Doing Business in China” on page 8.

The approval of the CSRC or other Chinese regulatory agencies may be required, page 9

8.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. In doing so, please address the applicability of new regulations that will go into effect on February 15 that will require internet platform operators holding data of more than 1 million users to undergo a network security review.

Response: We note the Staff’s comment, and in response thereto, advise the Staff that as advised by our PRC counsel, we believe that the new regulation that went into effect on February 15, 2022 is not applicable to us or our PRC subsidiaries and we or PRC subsidiaries are not required to apply to the CAC for a cybersecurity review. We also stated affirmatively that we believe we are compliant with the regulations or policies that have been issued by the CAC to date on page 13. However, there remains uncertainty as to the interpretation and implementation of the Cybersecurity Review Measures and we cannot assure you that the CAC will reach the same conclusion as our PRC counsel.

General

9.	To the extent you make changes to your registration statement in response to the comments below, please make conforming changes to your future filings, as applicable.

Response: We respectfully advise the Staff that we will make conforming changes to our future filings.

U.S. Securities and Exchange Commission

February 17, 2022

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +86-591-87590668 or Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101).

Sincerely,

E-Home Household Service Holdings Ltd.

By:	/s/ Wenshan Xie
Wenshan Xie
Chief Executive Officer

cc:	Kevin Sun, Esq.